STOUT RISIUS ROSS ADVISORS, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

The Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of September 30, 2018 is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

CONTENTS

TAB 1

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

OMB Number: 3235-0123
Expires: August 31, 2020

SEC FILE NUMBER
8-65979

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **OCTOBER 1, 2017**   AND ENDING: **SEPTEMBER 30, 2018**

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT RISIUS ROSS ADVISORS, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FOR OFFICIAL USE ONLY

150 WEST SECOND STREET, SUITE 400
(No. and Street)

ROYAL OAK	**MICHIGAN**	**48067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Accounting Firm)

9645 W. LINCOLNWAY LANE, SUITE 214A
(Address)

FRANKFORT	**ILLINOIS**	**60423**
(City)	(State)	(Zip Code)

CHECK ONE:

☑ CERTIFIED PUBLIC ACCOUNTANT
☐ PUBLIC ACCOUNTANT
☐ ACCOUNTANT NOT RESIDENT IN UNITED
   STATES OR ANY OF ITS POSSESSIONS

TAB 2



OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT RISIUS ROSS ADVISORS, LLC**, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

Managing Director, CEO & CCO

Subscribed and sworn to before me
this 27th date of March 2018

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

SHELLY LAUGHLIN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Oct 12, 2021
ACTING IN COUNTY OF Oakland.

TAB 3

STOUT RISIUS ROSS ADVISORS, LLC
(a wholly-owned subsidiary of
Stout Risius Ross, LLC)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
SEPTEMBER 30, 2018

The Statement of Financial Condition, pursuant to Rule 17a-5
of the Securities and Exchange Commission as of
September 30, 2018 is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.

C O N T E N T S



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stout Risius Ross Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stout Risius Ross Advisors, LLC, (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stout Risius Ross Advisors, LLC as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stout Risius Ross Advisors, LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 20, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

STOUT RISIUS ROSS ADVISORS, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

	2018
ASSETS	
Cash	$ 9,108,029
Billed receivables	263,366
Unbilled receivables	220,677
Prepaid expenses	11,260
TOTAL ASSETS	**$ 9,603,332**

LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 34,973
Deferred revenue	29,167
Due to parent	1,984,306
TOTAL LIABILITES	**$ 2,048,446**
Member's equity	7,554,886
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 9,603,332**

The accompanying notes are an integral part of these financial statements.

- 4 -

NOTE A: NATURE OF OPERATIONS

Stout Risius Ross Advisors, LLC (the "Company") is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois and California.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
The Company is wholly-owned subsidiary of Stout Risius Ross, LLC (the "Parent").

Basis of Presentation
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Billed and Unbilled Receivables
Unbilled receivables represent reimbursable expenses for which no invoices to customers have been issued as of September 30, 2018.

The Company records a reserve against any billed receivable balance outstanding over 180 days as follows: 25% at 181 days, 50% at 366 days and 100% at 546 days. The Company will also fully reserve any outstanding amounts deemed uncollectible. The allowance for bad debt is $388,882 at September 30, 2018 of which $322,500 represents fees billed to an entity that is now facing liquidity challenges.

Fair Value of Financial Instrument Approximates Carrying Amount
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

Cash
The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounts are insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company has not experienced any losses on such accounts.

Prepaid Expenses
Prepaid expenses of $11,260 were paid to FINRA for licensing, regulatory & fee assessments at September 30, 2018.

Revenue Recognition
Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking fees are typically recorded when services for the transactions are completed and the underlying transaction is closed. In some instances, the Company will receive a retainer or bill for expenses before the end of the project. These payments are minimal in comparison to the total project fees and the retainers are recognized as revenue over a 3 month service period. Unrecognized retainer fee revenue is recorded as deferred revenue and was $29,167 at September 30, 2018.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

At September 30, 2018, the Company had no accrual for interest and penalties related to uncertain tax positions as management has determined that there are no uncertain tax positions as of and for the year then ended.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities during the year. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Computation of Customer Reserve
The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k) (2) (i).

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent will be responsible for facility rent and utilities, phone, computer, copy services, office and admin support, marketing, taxes, general insurance and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. All amounts due under the agreement were paid in full for the year ended September 30, 2018.

The $1,984,306 due to parent at September 30, 2018 is for employee compensation.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2018, the Company had net capital of $7,044,583, which was $6,908,020 in excess of its required net capital of $136,563. The ratio of aggregate indebtedness to net capital was 29.1 to 1.